UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                         Thermo Instrument Systems Inc.

                                (Name of Issuer)

                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)

                                   883559 10 6
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                 (781) 622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                              December 10, 1998
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           (Date of Event which Requires Filing of this Statement)

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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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


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            1              NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thermo Electron Corporation
                           IRS No. 04-2209186
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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

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                                                                       (a) [   ]
                                                                       (b) [   ]
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            3              SEC USE ONLY
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            4              SOURCE OF FUNDS*


                           WC
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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          114,272,383
       WITH
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                      8    SHARED VOTING POWER


                           0
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                      9    SOLE DISPOSITIVE POWER


                           114,272,383
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                     10    SHARED DISPOSITIVE POWER


                           0
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


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            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           114,272,383
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            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                        [   ]
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            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           86.2%
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            14             TYPE OF REPORTING PERSON *

                           CO
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


      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.10 per share, of Thermo Instrument Systems Inc. (the "Issuer"), as set forth below.

Item 2.     Identity and Background

      Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect a change in the information previously reported under Items 4 and 6 of this Schedule 13D.

      The Reporting Person develops, manufactures and markets analytical and monitoring instruments; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper recycling and papermaking equipment. The Reporting Person also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser communications, and electronic information-management technologies.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended and restated in its entirety as follows:

      The Reporting Person expends amounts from time to time in purchasing Shares of the Issuer. These funds are paid out of the Reporting Person's working capital. The Reporting Person has made no such purchases since the date of its last filing on Schedule 13D.

Item 4.     Purpose of Transaction

      The first paragraph of Item 4 is hereby amended and restated in its entirety as follows:

      On December 10, 1998, the Reporting Person issued a press release announcing, among other things, that Thermo Sentron Inc. ("Thermo Sentron"), a majority-owned, publicly traded subsidiary of Thermedics Inc. ("Thermedics"), will not be combined with Metrika Systems Corporation ("Metrika") and ONIX Systems Inc. ("ONIX"), both majority-owned, publicly traded subsidiaries of the Issuer, to form a new sensor and process control company, as had been announced on August 12, 1998. In addition, Thermedics will transfer its shares of its subsidiaries Thermo Sentron, Thermedics Detection Inc. ("Thermedics Detection") and Thermo Voltek Corp. ("Thermo Voltek") to the Reporting Person, but those shares will not then be transferred to the Issuer, as had been announced on August 12. ThermoSpectra Corporation ("ThermoSpectra"), a public subsidiary of the Issuer, will be taken private and become a wholly owned subsidiary of the Issuer. ThermoSpectra shareholders would receive cash in exchange for their shares of ThermoSpectra common stock.

Item 5.     Interest in Securities of the Issuer.

      Items 5 (a) - (c) are hereby amended and restated in their entirety as follows:

      (a) The Reporting Person beneficially owns 114,272,383 Shares, or approximately 86.2% of the outstanding Shares. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 1,391,026 Shares or approximately 1.2% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 823,923 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Share ownership information for each executive officer and director of the Reporting Person is set forth below.

Name                                               Number of
                                                    Shares(1)
John M. Albertine                                     2,343
Peter O. Crisp                                        2,343
Elias P. Gyftopoulos                                 57,743
George N. Hatsopoulos                               179,141
John N. Hatsopoulos                                  94,226
Brian D. Holt                                             0
Frank Jungers                                        27,193
John T. Keiser                                       70,312
Paul F. Kelleher                                     23,364
Earl R. Lewis                                       188,250
Robert A. McCabe                                     56,818
Donald E. Noble                                      66,951
Hutham S. Olayan                                      2,343
Robert W. O'Leary                                         0
Peter G. Pantazelos                                  34,814
William A. Rainville                                      0
Arvin H. Smith                                      539,583
Richard F. Syron                                          0
Roger D. Wellington                                   6,093
John W. Wood Jr.                                     39,509
All directors and current executive officers as   1,391,026
a group (20 persons)

     (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Jungers, Mr. Kelleher, Mr. Lewis, Mr. McCabe, Mr. Noble, Ms. Olayan, Mr. Pantazelos, Mr. Smith, Mr. Wellington and all directors and executive officers as a group include 2,343, 2,343, 15,107, 117,187, 70,312, 14,993, 70,312, 18,750, 172,085, 10,771, 6,208,
2,343, 5,858, 292,968, 2,343, 20,000 and 823,923 Shares, respectively, that such person or members of the group have the right to acquire within 60 days.

While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

(b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except as follows: Shares beneficially owned by Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Kelleher and Mr. Smith include 598, 661, 495 and 663 Shares, respectively, allocated to accounts maintained pursuant to the Reporting Person's employee stock ownership plan (the "ESOP"), of which the trustees, who have investment power over its assets, are executive officers of the Reporting Person. Shares beneficially owned by Dr. G. Hatsopoulos include 26,710 Shares held by his spouse and 63 Shares allocated to his spouse's account maintained pursuant to the Reporting Person's ESOP. Shares beneficially owned by Mr. Jungers include 12,200 Shares allocated to accounts maintained pursuant to the Issuer's deferred compensation plan for directors. Shares beneficially owned by Mr. Wood include 19,509 Shares held by him as custodian for two children. Shares beneficially owned by Mr. Lewis include 2,987 Shares held by his spouse.

(c) The Reporting Person has effected no transactions with respect to the Shares during the past 60 days. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares in the past 60 days.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      The first two paragraphs of Item 6 are hereby amended and restated in their entirety as follows:

      As set forth in Item 4 hereof, the Reporting Person announced that Thermo Sentron will not be combined with Metrika and ONIX to form a new sensor and process control company, as had been announced on August 12, 1998. In addition, Thermedics will transfer its shares of its subsidiaries Thermo Sentron, Thermedics Detection and Thermo Voltek to the Reporting Person, but those shares will not then be transferred to the Issuer, as had been announced on August 12. ThermoSpectra will be taken private and become a wholly owned subsidiary of the Issuer. ThermoSpectra shareholders would receive cash in exchange for their shares of ThermoSpectra common stock. The completion of these transactions is subject to numerous conditions, including the establishment of a price; confirmation of anticipated tax consequences; the negotiation and execution of a definitive merger agreement; the approval by the board of directors (including the independent directors) of ThermoSpectra; clearance by the Securities and Exchange Commission of any necessary documents regarding the proposed transactions; the approval by the directors of the Issuer; and receipt of a fairness opinion from an investment banking firm.

      Of the 114,272,383 Shares beneficially owned by the Reporting Person, (i) 10,334,620 Shares are issuable to the Reporting Person if it elects to convert in full its subordinated debentures of the Issuer and (ii) 82,613 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 11,715 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire Shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. Elias P. Gyftopoulos has the right to acquire 15,107 Shares within 60 days; Dr. George N. Hatsopoulos has the right to acquire 117,187 Shares within 60 days;

Mr. John N. Hatsopoulos has the right to acquire 70,312 Shares within 60 days; Mr. Arvin Smith has the right to acquire 292,968 Shares within 60 days; Mr. Frank Jungers has the right to acquire 14,993 Shares within 60 days; Mr. John T. Keiser has the right to acquire 70,312 Shares within 60 days; Mr. Earl R. Lewis has the right to acquire 172,085 Shares within 60 days; Mr. Robert A. McCabe has the right to acquire 10,771 Shares within 60 days; Mr. Donald E. Noble has the right to acquire 3,865 Shares within 60 days; Mr. Paul F. Kelleher has the right to acquire 18,750 Shares within 60 days; Mr. Arvin H. Smith has the right to acquire 292,968 Shares within 60 days; and Mr. Peter G. Pantazelos has the right to acquire 5,858 Shares within 60 days.

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date: December 11, 1998                 THERMO ELECTRON CORPORATION



                                        By:  /s/ Kenneth J. Apicerno
                                             Kenneth J. Apicerno
                                             Treasurer

                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

John M. Albertine:                           Director, Thermo Electron

      Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Peter O. Crisp:                              Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm.

Elias P. Gyftopoulos:                        Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                               Director, Thermo Electron

      Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                            Director, Thermo Electron

     Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investment and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Donald E. Noble:                             Director, Thermo Electron

      For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                           Director, Thermo Electron

     Mr. O'Leary is the Chairman and Chief Executive Officer of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                            Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a member of the Olayan Group that is engaged in advisory services and private investments, including real estate. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Richard F. Syron:                            Director, Thermo Electron

      Mr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. Mr. Syron was President and Chief Executive Officer of the Federal Reserve Bank of Boston from 1989 to 1994. His business address is 86 Trinity Place, New York, New York 10006.

Roger D. Wellington:                         Director, Thermo Electron

      Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.


George N. Hatsopoulos:                       Director, Chairman of the Board and
                                             Chief Executive Officer, Thermo
                                             Electron
John N. Hatsopoulos:                         Director, President and Chief
                                             Financial Officer, Thermo Electron
Peter G. Pantazelos:                         Executive Vice President, Corporate
                                             Development, Thermo Electron
Arvin H. Smith:                              Executive Vice President, Thermo
                                             Electron
Earl R. Lewis:                               Senior Vice President, Thermo
                                             Electron
William A. Rainville:                        Senior Vice President, Thermo
                                             Electron
John W. Wood Jr.:                            Senior Vice President, Thermo
                                             Electron
Paul F. Kelleher:                            Senior Vice President, Finance &
                                             Administration and Chief Accounting
                                             Officer, Thermo Electron